Exhibit 99.1

PRESS RELEASE Brussels, 17 January 2013 – 1 / 3

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Access to this press release is granted on the condition that you have read, understood and accepted the following terms.

Access to this press release is restricted to (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (b) high net worth entities falling within Article 49(1) of the Order, and other persons to whom it may otherwise lawfully be communicated, (all such persons together being referred to as “relevant persons”). The notes are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this press release or any of its contents.

Anheuser-Busch InBev Announces Pricing of CAD 1.2 billion of Notes consisting of 2.375% Notes due 2018 and 3.375 Notes due 2023 via a Canadian Private Placement

Anheuser-Busch InBev Finance Inc. (“ABIFI” or the “Issuer”), a subsidiary of Anheuser-Busch InBev SA/NV (“Anheuser-Busch InBev”) (Euronext: ABI) (NYSE: BUD), announced on January 17, 2013, that it has priced a private offering of notes in an aggregate principal amount of a CAD 1.2 billion, consisting of CAD 600 million aggregate principal amount of notes with a fixed interest rate of 2.375% per annum and maturity date of January 25, 2018 and CAD 600 million aggregate principal amount of notes with a fixed interest rate of 3.375% per annum and maturity date of January 25, 2023 (the “Notes”). The Notes are being offered only to accredited investors resident in Canadian provinces via an Offering Memorandum dated January 17, 2013. The issuance is expected to close on January 25, 2013, subject to customary closing conditions.

The Notes will be issued by ABIFI and will be fully, unconditionally and irrevocably guaranteed by Anheuser-Busch InBev, Brandbev s.à r.l., BrandBrew S.A., Cobrew NV, Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC. The Notes will be senior unsecured obligations of the Issuer and will rank equally with all other existing and future unsecured and unsubordinated debt obligations of the Issuer.

The Notes will be denominated in Canadian Dollars, and both principal and interest will be paid in Canadian Dollars. Interest will be paid semi-annually in arrears on January 25 and July 25, commencing on July 25, 2013.

The net proceeds of the offering will be used for general corporate purposes.

PRESS RELEASE Brussels, 17 January 2013 – 2 / 3

The Notes may not be offered or sold, directly or indirectly, in Canada or to or for the account of any Canadian resident except, pursuant to an exemption from the prospectus requirements found in Section 2.3 of National Instrument 45-106 - Prospectus and Registration Exemptions, also known as the “accredited investor” exemption. The Notes will be sold only to accredited investors resident in Canada in compliance with Regulation S under the U.S. Securities Act of 1933, as amended. In British Columbia, the Notes will only be sold to persons who are “permitted clients” as defined in National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registration Obligations. The Notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes have not and will not be qualified by a prospectus under Canadian securities laws and may not be sold or resold except pursuant to an exemption from the applicable prospectus requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

PRESS RELEASE Brussels, 17 January 2013 – 3 / 3

About Anheuser-Busch InBev:

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com